

April 8, 2011

Mr. Wan Feng
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

> **Re:** **China Life Insurance Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **File No. 001-31914**

Dear Mr. Feng:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Melissa Rocha
Accounting Branch Chief